FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For July 11, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐             No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐             No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐             No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item

1.	Press release of Telefónica de Argentina S.A. dated July 11, 2003 regarding the approval from the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission) for the public offering of new notes to be issued in connection with its exchange offers.

Item 1

Press Release

Telefónica de Argentina S.A.

FOR IMMEDIATE RELEASE

Telefónica de Argentina Announces CNV Approval of New Notes

Buenos Aires, July 11, 2003—Telefónica de Argentina S.A. (“TASA”) announced today that it has received the relevant approvals from the Comisión Nacional de Valores (“CNV”) for the public offering of new notes to be issued in connection with its offers to exchange two series of existing TASA notes (the 11.875% TASA Notes due 2004 (the “TASA 2004 Notes”) and the 9.125% TASA Notes due 2008 (the “TASA 2008 Notes”)) for two new series of TASA notes plus a cash payment (the “TASA Exchange Offers”), and its offers to exchange two series of existing notes issued by TASA’s holding company, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), (the 8.85% Cointel Series A Notes due 2004 (the “Cointel Series A Notes”) and the 10.375% Cointel Series B Notes due 2004 (the “Cointel Series B Notes”)) for two new series of TASA notes plus a cash payment (the “Cointel Exchange Offers” and together with the TASA Exchange Offers, the “Exchange Offers”). In accordance with the terms of each of the Exchange Offers, tenders of existing notes may not be withdrawn after 11:59 p.m., New York City time, on July 14, 2003, except under the limited circumstances described in the relevant prospectus and proxy solicitation, each dated June 17, 2003.

Copies of the relevant prospectus and proxy solicitation may be obtained by calling D.F. King & Co., Inc., at +1-800-549-6697 or +1-212-269-5550, or by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

You may read a copy of our registration statement and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional office in New York City. Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Morgan Stanley & Co., Incorporated (including its affiliates) is acting as dealer manager for the exchange offers. BBVA Banco Francés S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina; Attention: Santiago Barros Moss, Tel. 5411 4346-4311) is acting as solicitation agent in Argentina.

Any questions regarding the exchange offer may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley

Simon Morgan             +1-212-761-2219

Heather Hammond       +1-212-761-1893

Telefónica de Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/S/ PABLO LLAURÓ
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: July 11, 2003